BJ’s Wholesale Club Holdings, Inc.

25 Research Drive

Westborough, Massachusetts 01581

September 24, 2018

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Anderegg

Re:	BJ’s Wholesale Club Holdings, Inc.

Registration Statement on Form S-1 (Registration No. 333-227504)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-227504) (the “Registration Statement”) of BJ’s Wholesale Club Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on September 26, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Gregory P. Rodgers at (212) 906-2918.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

BJ’s Wholesale Club Holdings, Inc.

By:	/s/ Graham N. Luce
Graham N. Luce

Secretary

cc:	(via email)

Brigitte Eichner, Senior Legal Counsel, BJ’s Wholesale Club, Inc.

Howard Sobel, Latham & Watkins LLP

Gregory P. Rodgers, Latham & Watkins LLP

Ryan deFord, Latham & Watkins LLP